August 21, 2015

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:

Telco Cuba, Inc.

Your Letter of August 11, 2015

File No. 000-53157

Ms. Jenkins:

You letter of August 11, 2015 is hereby acknowledged and responses to the specific questions are given using the same numbering sequence for convenience.  The Company hereby advises that, in accordance with the responses, amended filings on Form 10-K are being prepared and will be filed with the Commission on or before November 13, 2015.  We anticipate that amended quarterly filings on Form 10-Q will be filed on or before November 30, 2015.

1.

The Company acknowledges the guidance provided under Item 1200 of Regulation S-K further to ASC 932-235.50.  After discussing the required disclosure with our independent auditors and taking into account the current status of the Company, it was determined that the most appropriate accounting treatment is to reserve 100% against the value of the assets.  The Company will amend the filings so that the appropriate disclosures are included in the “About the Company” section of Section 1 and elsewhere in the filings to avoid confusion.

2.

The Company acknowledges the guidance provided under Rule 4-10 of Regulation S-X relative to the treatment and disclosure of oil and gas reserves.  After discussing the required disclosure and taking into account the current status of the Company with the Company’s independent auditors, it was determined that the most appropriate accounting treatment is to reserve 100% against the value of the oil and gas assets in conformity with the standards appropriate for discontinued operations and given the uncertain nature of future realization of such resource or sale.  The Company will amend the filings so that the appropriate disclosures are included in the “About the Company” section of Section 1 and elsewhere in the filings to avoid confusion.

3.

The Company acknowledges that Item 9A-Controls and Procedures requires further disclosure to indicate that the lack of effectiveness of controls and procedures in place. The Company will amend the filings so that the appropriate disclosures are included.

4.   The Company acknowledges that Item 9A-Controls and Procedures requires further disclosure to indicate that the lack of effectiveness of financial reporting controls and procedures in place. The Company will amend the filings so that the appropriate disclosures are included.

5.

The Company has been advised by its independent auditors that audited and reviewed financial statements will be available to enable the Company to refile its amended annual reports on or before November 13, 2015 and quarterly reports on for before November 30, 2015.

6.

The Company notes the Commissions comment to revise the disclosures in Note 7 to comply with FASB ASC 470-10-50 and 470-20-50 and will amend the filings so that the appropriate disclosures are included.

7.

The Company will amend its filings on Forms 10-K and 10-Q filed after October 10, 2014 to include the exhibits required by Item 601(b)(31) and (32) of Regulation S-K.

8.

The Company acknowledges the Commission’s request that future financial filings and amendments include page numbers.

9.

The Commission’s request that the Company apply the Form 10-K comments to any amended or future filings on Forms 10-Q as applicable is noted.

10.

The Company advises that the change in auditor was previously reported on Form 8-K filed with the Commission on July 2, 2015.  Please advise if this filing is somehow deficient.

11.

The Company acknowledges the requirement to file an Item 4.02 Form 8-K relating to the restated financial statements in the amended Forms 10-K and 10-Q and will do so concurrent to filing the amended documents on or before November 13, 2015.

Should you have further questions, please advise.

Respectfully submitted,

William Sanchez

Chief Executive Officer